UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  December 7, 2005

In the District Court of Tel Aviv - Jaffa

NOTICE OF FILING AN APPLICATION WITH THE COURT ACCORDING TO THE COMPANIES REGULATIONS (A MOTION FOR A COMPROMISE OR ARRANGEMENT), 5762 - 2002


BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD. (the "COMPANY")

Private company number: 51-224430-2

15 Hamelacha St. Rosh Haayin

By the representative Fischer Behar Chen & Co Advocates

3 Daniel Frisch St, Tel Aviv 64731

Tel: 03-6944111 Fax: 03-6091116

We hereby provide notice that on December 6, 2005, an application was filed with the District Court of Tel Aviv - Jaffa, for the purpose of approving a plan of arrangement under Section 350 of the Israeli Companies Law, 5759 - 1999 ( the "APPLICATION").

     1. The subject of the Application is the obtainment of the approval from the court to a plan of arrangement (the "PLAN") between the company and the holders of the notes which the Company had issued in the United States ("NOTEHOLDERS"), and with Bank Hapoalim Ltd. and Israel Discount Bank Ltd. (the "BANKS"). The Plan was approved in the Noteholders meeting that took place at the Company's office located at 15 Hamelacha St. Rosh Haayin, Israel on November 22, 2005.

          Noteholders, which held on the relevant date notes constituting 99.92% of the value of the notes represented in the vote, voted in favor of approving the Plan.

     2. A copy of the Application and its appendices will be made available free of charge to any interested party upon receipt of a written request.

     3. According to Regulation 34 of the Companies Regulations (motion for compromise or arrangement), 5762 - 2002, a person who wishes to object to the Application shall file his objection in writing with the District Court of Tel Aviv- Jaffa no later than December 16, 2005.